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                                                               Exhibit 99.(a)(6)


FOR IMMEDIATE RELEASE

              RATOS ACQUISITION CORP. COMMENCES CASH TENDER OFFER
            FOR ALL OF THE OUTSTANDING COMMON STOCK OF FARR COMPANY


STOCKHOLM, APRIL 4, 2000 -- Forvaltnings AB Ratos, a publicly traded Swedish private equity company, announced today that its wholly owned subsidiary, Ratos Acquisition Corp., has commenced its previously announced cash tender offer to acquire all of the outstanding shares of common stock of Farr Company (NASDAQ:
FARC) at a price of $17.45 per share. The total purchase consideration for Farr is approximately $134 million.

     The tender offer is scheduled to expire at 12:00 midnight (New York City time) on Monday, May 1, 2000, unless extended. The tender offer is being made pursuant to an Agreement and Plan of Merger entered into between Ratos, Ratos Acquisition and Farr as of March 26, 2000. The tender offer is conditioned upon the tender of at least a majority of the outstanding Farr common stock in the offer, as well as certain customary conditions, including the expiration or termination of any and all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Following the completion of the tender offer and subject to the satisfaction of certain conditions, Ratos Acquisition will be merged with and into Farr, with Farr remaining as the surviving corporation. Each share of Farr common stock not acquired pursuant to the offer will be converted in the merger into the right to receive $17.45 in cash.

     Prior to the execution of the merger agreement, Ratos entered into an option agreement with Camfil AB, a Swedish air filter and clean air systems manufacturer. Under the terms of the option agreement, Ratos has the right to require Camfil to purchase the post-merger Farr in exchange for a minority equity interest in Camfil.

     This news release does not constitute an offer to purchase or a solicitation of an offer to sell securities. The complete terms and conditions of this tender offer are set forth in an offer to purchase and related letter of transmittal, which are being filed today with the Securities and Exchange Commission and mailed to Farr's shareholders.

     FORVALTNINGS AB RATOS, one of Sweden's oldest and largest private equity companies, is listed on the Stockholm Stock Exchange. Ratos' business concept is to maximize shareholder value through the professional and responsible management of its investments, including an active involvement in the governance of its portfolio companies. The net asset value of Ratos' investments exceeds SEK 10bn. The company's current holdings include: Scandic Hotels, Telelogic, Dahl, Superfos, Capona, Esselte, DataVis, Telia Overseas and ACE.


Further Information:

Forvaltnings AB Ratos
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Internet:  http://www.ratos.se
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Arne Karlsson, President and C.E.O.
+46-8-700-17-00

Bo Jungner, Senior Investment Manager
+46-8-700-17-85